[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2011
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211

SECURITII 11015121)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 47589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Babson Capital Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Independence Wharf, 470 Atlantic Avenue
(No. and Street)

Boston	MA	02210-2208
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Batsimm, Treasurer (617) 761-3710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

Two Financial Center 60 South Street	Boston	MA	02111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JD 3/17

OATH OR AFFIRMATION

I, Anthony Sciacca, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Babson Capital Securities Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charlie J Franklin Jr Notary Public Mecklenburg County, NC

[Signature]
Signature

President
Title

Charlie J Franklin Jr
Notary Public
My commission expires March 5, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Table of Contents

KPMG

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Independent Auditors' Report

The Board of Directors
Babson Capital Securities Inc.:

We have audited the accompanying statement of financial condition of Babson Capital Securities Inc. (the Company) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Babson Capital Securities Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 24, 2011

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$	1,953,348
Accounts receivable		30,714
Income tax receivable from affiliate		133,387
Prepaid expenses and other assets		83,716
	$	2,201,165

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	35,724
Deferred tax liability		29,301
		65,025
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 200,000 shares; issued and outstanding 600 shares		6
Additional paid-in capital		4,386,728
Accumulated deficit		(2,250,594)
		2,136,140
	$	2,201,165

See accompanying notes to financial statements.

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Operations

Year ended December 31, 2010

Revenues:		
Administrative fees	$	208,800
Investment income		2,954
		211,754
Expenses:		
Expenses allocated from parent		531,156
Investment services		88,560
Professional fees		32,331
Other expenses		32,274
		684,321
Loss before income tax benefit		(472,567)
Income tax benefit		163,164
Net loss	$	(309,403)

See accompanying notes to financial statements.

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2010

	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount			
Balance, December 31, 2009	600	$ 6	3,855,572	(1,941,191)	1,914,387
Contributed capital	—	—	531,156	—	531,156
Net loss	—	—	—	(309,403)	(309,403)
Balance, December 31, 2010	600	$ 6	4,386,728	(2,250,594)	2,136,140

See accompanying notes to financial statements.

BABSON CAPITAL SECURITIES INC.

(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:		
Net loss	$	(309,403)
Expenses reimbursed by Babson Capital Management LLC through capital contributions		531,156
Adjustment to reconcile net loss to net cash provided by operating activities – change in:		
Accounts receivable		704
Income tax receivable from affiliate		(90,249)
Prepaid expenses and other assets		(1,046)
Accounts payable and accrued expenses		12,349
Deferred tax liability		366
Net cash provided by operating activities		143,877
Cash and cash equivalents, beginning of year		1,809,471
Cash and cash equivalents, end of year	$	1,953,348
Supplemental disclosure of cash flow information:		
Cash received under tax allocation agreement	$	78,609
Supplemental disclosure of noncash financing activity:		
Noncash capital contributions	$	531,156

See accompanying notes to financial statements.

(1) Business and Summary of Significant Accounting Policies

(a) Business

Babson Capital Securities Inc. (the Company) was organized as a Massachusetts corporation on June 30, 1994. The Company is a wholly owned subsidiary of Babson Capital Management LLC (Babson Capital), an indirect subsidiary of Massachusetts Mutual Life Insurance Company (MassMutual). The Company is registered as a broker and dealer under the Securities Exchange Act of 1934.

On January 1, 2011, the Company converted from a Massachusetts corporation to a Delaware limited liability company, and accordingly, changed its name to Babson Capital Securities LLC.

(b) Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management has considered the circumstances under which the Company should recognize or make disclosure regarding events or transactions occurring subsequent to the balance sheet date through February 24, 2011, which represents the date the financial statements are available to be issued. Adjustments or additional disclosures, if any, have been included in these financial statements.

(c) Related-Party Revenues and Expenses

Related-party revenues earned by the Company are reported in administrative fees. Related-party expenses incurred by the Company are reported in expenses allocated from parent. Accordingly, the financial statements may not necessarily be indicative of the financial position that would have existed or results of operations or cash flows that would have occurred had the Company operated as an independent enterprise.

(2) Adoption of New Accounting Standards

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures* (Topic 820): *Improving Disclosures about Fair Value Measurements*. This update requires the additional disclosure of transfers in and out of Level 1 and Level 2 fair value measurements as well as descriptions of the reasons for the transfers. It also requires separate presentation of purchases, sales, issuances and settlements within the Level 3 reconciliation, which is the schedule for fair value measurements using significant unobservable inputs. This update further clarifies the existing disclosure requirements that a reporting entity should provide fair value measurement disclosure for each class of assets and liabilities. It also requires that the valuation methods and inputs used to develop these fair value measurements be disclosed. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward activity of Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Adoption of this standard did not have a significant impact on the Company.

In February 2010, the FASB issued ASU 2010-09, *Subsequent Events* (Topic 855) – *Amendments to Certain Recognition and Disclosure Requirements*, which addresses both the interaction of the requirements of Topic 855, *Subsequent Events*, with the SEC's reporting requirements and the intended breadth of the reissuance disclosures provision related to subsequent events (paragraph 855-10-50-4). The amendments in this update have the potential to change reporting by both private and public entities, however, the nature of the change may vary depending on facts and circumstances. This amendment is effective upon issuance of the final update, except for the use of the issued date for conduit debt obligors which is effective for interim or annual periods ending after June 15, 2010. Adoption of this standard did not have a significant impact on the Company.

(3) Fair Value of Financial Instruments

The Company has cash and cash equivalents as of December 31, 2010 in the amount of $1,953,348. Cash represents monies held in bank accounts under normal commercial terms. Investments in money market funds and securities with initial maturities of three months or less are considered to be cash equivalents.

Such investments are carried at cost, which approximates fair value. Through the Company's valuation techniques, cash and cash equivalents are classified as Level 1 in the fair value hierarchy.

The Company's valuation techniques are based upon observable pricing inputs, such as market data from independent sources. Unobservable inputs reflect the Company's market assumptions. These inputs comprise the following fair value hierarchy:

Level 1 – Observable inputs in the form of quoted prices for identical instruments in active markets.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets and liabilities, quoted in markets that are not active, or other inputs that are observable or can be derived from observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using internal models, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company utilizes no unobservable inputs and all inputs are quoted in an active market for its financial instruments. The fair value of cash and cash equivalents is measured and carried on a recurring basis.

(4) Concentration of Risk

The Company derives substantially all of its capital from Babson Capital, including noncash capital contributions to finance related party expense allocations. In the event that Babson Capital were to cease its relationship and stop dealing with the Company, it is possible that the severe disruption in business could prevent the Company from continuing as a going concern. However, the Company's management believes that there should not be any substantial doubts about the Company's ability to continue as a going concern for a reasonable time period.

(5) Administrative Fees

The Company earns fees for services provided to Baring Asset Management, Inc. (Barings) and Cornerstone Real Estate Advisors LLC (Cornerstone). The Company also earns administrative fees for placements of interests in investment funds, in addition to retainer fees and out-of-pocket costs incurred for such placements. Barings is a subsidiary of MassMutual and Cornerstone is a subsidiary of Babson Capital. Administrative fees are accrued when earned.

For the year ended December 31, 2010, the Company earned administrative fees in the amount of $208,800 for services provided to Barings and Cornerstone.

Management periodically reviews past-due accounts to determine collectability and establishes a reserve on those accounts whose collection is doubtful. As of December 31, 2010, there were no reserves after review of past-due accounts.

(6) Related-Party Transactions

The Company has an agreement with Babson Capital under which Babson Capital provides the Company with management, administrative facilities, and services, including the use of Babson Capital's sales personnel. As part of this agreement, Babson Capital acts as the Company's paying agent for payment of the Company's expenses. Fees for these services are based on the Company's pro rata use of Babson Capital personnel, applied to those allocable expenses incurred by Babson Capital. These expenses primarily include compensation expense, payroll taxes and benefits, occupancy, and office services.

In addition, Babson Capital reimburses the Company for its allocated expenses through a capital contribution in order to allow the Company to meet its required minimum capital amounts. Accordingly, the statement of financial condition and the related statements of operations and cash flows may not be indicative of the financial position of the Company at December 31, 2010 and its results of operations and its cash flows for the year then ended had the Company operated as an independent entity.

In 2010, under the terms of the expense agreement, Babson Capital allocated $531,156 of expenses to the Company for management, administrative facilities, and services, including the use of Babson Capital's sales personnel. Allocable expenses incurred by Babson Capital primarily included compensation expense, payroll taxes, and benefits. Babson Capital reimbursed the Company for its allocated expenses through a capital contribution of $531,156.

The Company is compensated for MassMutual's use of the tax losses created by the noncash expenses allocated to the Company from, and paid for the Company by, Babson Capital. Allocated expense amounts for the year ended December 31, 2010 resulted in a tax benefit of approximately $185,900, based on the federal effective tax rate of 35%. This tax benefit amount is included in the income tax benefit reflected on the statement of operations for the year ended December 31, 2010.

(7) Income Taxes

Income taxes due to government authorities are based on the Company's best estimate of its current and deferred tax liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured

(Continued)

using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company has a temporary difference for prepaid expenses. The effective tax rate is different from the prevailing corporate U.S. federal tax rate primarily due to permanent differences caused by items such as state taxes.

The Company is included in a consolidated U.S. federal income tax return with MassMutual and its eligible U.S. subsidiaries. The Company also files income tax returns in various states. MassMutual and its eligible subsidiaries and certain affiliates (the Parties), including the Company, have executed and are subject to a written tax allocation agreement (the Agreement). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses, which it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

Allocated taxes are calculated on a quarterly basis. During the year ended December 31, 2010, the Company received income tax payments from MassMutual in the amount of $78,609.

The Internal Revenue Service (IRS) completed its examination of the years 2005 and earlier. No changes were made to the Company's financial position as a result of this audit. The IRS is currently auditing the years 2006 and 2007. The Company does not expect a change in its financial position or liquidity as a result of this audit.

The components of income taxes included in the statement of operations for the year ended December 31, 2010 are as follows:

Income tax (benefit) expense:		
Current:		
Federal	$	(167,681)
State		4,151
Total current		(163,530)
Deferred:		
Federal		366
State		—
Total deferred		366
Income tax benefit	$	(163,164)

As of December 31, 2010, the Company had a deferred tax liability of $29,301 attributable to prepaid expenses.

As of December 31, 2009, the Company had recorded valuation allowances of $11,731 to fully offset deferred tax assets attributable to state net operating losses (NOL's) that management believed would not be realized. During 2010, due to the conversion of the Company to a limited liability company after the close of the year 2010 (Subsequent Events note 9), the deferred tax assets attributable to state NOL's and associated valuation allowances were derecognized. The Company had no valuation allowances as of December 31, 2010.

A reconciliation of the differences between income tax benefit and the amount computed by applying the prevailing U.S. federal tax rate to pretax loss for the year ended December 31, 2010 is as follows:

		Amount	Percentage
Provision for income taxes at the U.S. federal rate	$	(165,399)	35.0%
State tax, net of federal effect		3,558	(0.8)
Other		(1,323)	0.3
Total income tax benefit	$	(163,164)	34.5%

Management has determined that no reserves for uncertain tax positions are required at December 31, 2010.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $1,888,323, which was $1,863,323 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2010 was 0.03 to 1.00.

Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Exchange Act of 1934.

(9) Subsequent Events

Management has evaluated events and transactions that have occurred subsequent to December 31, 2010 through February 24, 2011 the date of issuance of the consolidated financial statements, for potential recognition or disclosure in these consolidated financial statements.

Effective January 1, 2011, the Company will no longer operate as a Massachusetts corporation; instead, the Company has converted to a limited liability company pursuant to the Delaware Limited Liability Act and has changed its legal name to Babson Capital Securities LLC. The sole member (or owner) of Babson Capital Securities LLC is Babson Capital. For federal and most state tax purposes, the Company is treated as a single member limited liability company disregarded as separate from its sole owner.

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2010

Capital – stockholder's equity	$	2,136,140
Deductions – nonallowable assets:		
Accounts receivable		30,714
Income tax receivable from affiliate		133,387
Prepaid expenses and other assets		83,716
Net capital	$	1,888,323
Aggregate indebtedness	$	65,025
Minimum net capital requirement of broker or dealer (the greater of 6 2/3% of aggregate indebtedness as defined or $25,000)		25,000
Excess net capital	$	1,863,323
Ratio of aggregate indebtedness to net capital		0.03 to 1.00

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2010 and that included herein.

See accompanying independent auditors' report.

BABSON CAPITAL SECURITIES INC.

(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying independent auditors' report.

Schedule III

BABSON CAPITAL SECURITIES INC.
(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
Babson Capital Securities Inc.:

In planning and performing our audit of the financial statements of Babson Capital Securities Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of SEC Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by SEC Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2011

KPMG

BABSON CAPITAL SECURITIES INC.

(A Wholly Owned Subsidiary of Babson Capital Management LLC)

Financial Statements and Supplemental Schedules

December 31, 2010

(With Independent Auditors' Report Thereon)